Release according to Article 41 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Biofrontera AG / Total Voting Rights Announcement

31.10.2019

Publication of total number of voting rights

1. Details of issuer

Biofrontera AG

Hemmelrather Weg 201

51377 Leverkusen

Germany

2. Type of capital measure

	Type of capital measure	Date of status / date of effect
X	Conditional capital increase (Sec. 41 para. 2 WpHG)	31.10.2019
	Other capital measure (Sec. 41 para. 1 WpHG)

3. New total number of voting rights:

44849365

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com